Mercedes-Benz Auto Lease Trust 2025-A
Investor Report

Amounts in USD

Dates

Collection Period No.		9		
Collection Period (from... to)		1-Jan-2026	31-Jan-2026	
Determination Date		12-Feb-2026		
Record Date		13-Feb-2026		
Payment Date		17-Feb-2026		
Interest Period of the Class A-1, A-2B Notes (from... to)		15-Jan-2026	17-Feb-2026	Actual/360 Days 33
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)		15-Jan-2026	15-Feb-2026	30/360 Days 30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	232,580,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	315,320,000.00	311,842,386.16	296,155,281.83	15,687,104.33	49.749792	0.939221
Class A-2B Notes	175,000,000.00	173,069,952.99	164,363,739.43	8,706,213.56	49.749792	0.939221
Class A-3 Notes	490,320,000.00	490,320,000.00	490,320,000.00	0.00	0.000000	1.000000
Class A-4 Notes	78,880,000.00	78,880,000.00	78,880,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,292,100,000.00**	**1,054,112,339.15**	**1,029,719,021.26**	**24,393,317.89**		
Overcollateralization	167,905,892.46	189,800,766.02	189,800,766.02			
Total Securitization Value	**1,460,005,892.46**	**1,243,913,105.17**	**1,219,519,787.28**			
present value of lease payments	772,419,545.34	552,003,696.49	528,094,246.06			
present value of Base Residual Value	687,586,347.12	691,909,408.68	691,425,541.22			

	Amount	Percentage
Initial Overcollateralization Amount	167,905,892.46	11.50%
Target Overcollateralization Amount	189,800,766.02	13.00%
Current Overcollateralization Amount	189,800,766.02	13.00%

Amounts in USD

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	4.570000%	1,187,599.75	3.766332	16,874,704.08	53.516124
Class A-2B Notes	4.227350%	670,658.33	3.832333	9,376,871.89	53.582125
Class A-3 Notes	4.610000%	1,883,646.00	3.841667	1,883,646.00	3.841667
Class A-4 Notes	4.690000%	308,289.33	3.908333	308,289.33	3.908333
Total		**4,050,193.41**		**$28,443,511.30**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	**1,387,005,597.84**	**1,170,912,810.55**	**1,146,519,492.66**

Available 2025-A Collections	
Lease Payments Received	24,506,932.94
Net Sales Proceeds-early terminations (incl Defaulted Leases)	10,026,955.85
Net Sales Proceeds-scheduled terminations	1,449,729.41
Excess wear and tear included in Net Sales Proceeds	8,310.49
Excess mileage included in Net Sales Proceeds	19,565.22
Subtotal	**35,983,618.20**
Repurchase Payments	0.00
Advances made by the Servicer	0.00
Investment Earnings	105,784.11
Total Available Collections	**36,089,402.31**

Distribution on the Exchange Note	
(1) Total Servicing Fee	1,036,594.25
Nonrecoverable Advances to the Servicer	0.00
(2) Exchange Note Interest Distributable Amount (4.70%)	4,586,075.17
(3) Exchange Note Principal Distributable Amount	24,393,317.89
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
(5) Remaining Funds Payable	6,073,415.00
Total Distribution	**36,089,402.31**

Available Funds ABS Notes	
Total Exchange Note Payments	28,979,393.06
Reserve Account Draw Amount	0.00
Total Available Funds	**28,979,393.06**

Distributions ABS Notes	
(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	4,050,193.41
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	24,393,317.89
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	535,881.76
Total Distribution	**28,979,393.06**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	1,036,594.25	1,036,594.25	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	4,050,193.41	4,050,193.41	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	1,187,599.75	1,187,599.75	0.00
thereof on Class A-2B Notes	670,658.33	670,658.33	0.00
thereof on Class A-3 Notes	1,883,646.00	1,883,646.00	0.00
thereof on Class A-4 Notes	308,289.33	308,289.33	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	4,050,193.41	4,050,193.41	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	24,393,317.89	24,393,317.89	0.00
Principal Distribution Amount	24,393,317.89	24,393,317.89	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,650,014.73
Reserve Fund Amount - Beginning Balance	3,650,014.73
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	10,074.58
minus Net Investment Earnings	10,074.58
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,650,014.73
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	10,074.58
Net Investment Earnings on the Exchange Note	
Collection Account	95,709.53
Investment Earnings for the Collection Period	105,784.11

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,460,005,892.46	27,067
Securitization Value beginning of Collection Period	1,243,913,105.17	25,402
Principal portion of lease payments	13,821,623.81	
Terminations- Early	7,170,490.11	
Terminations- Scheduled	1,111,190.88	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	2,290,013.09	
Securitization Value end of Collection Period	1,219,519,787.28	25,178
Pool Factor	83.53%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	10.80%	10.80%
Weighted Average Remaining Term (months)	33.14	24.59
Weighted Average Seasoning (months)	7.23	15.77
Aggregate Base Residual Value	919,433,735.45	850,618,315.07
Cumulative Turn-in Ratio		35.66%
Proportion of base prepayment assumption realized life to date		177.19%
Actual lifetime prepayment speed		0.56%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	1,213,489,017.31	25,063	99.51%
31-60 Days Delinquent	4,703,221.89	91	0.39%
61-90 Days Delinquent	985,618.23	19	0.08%
91-120 Days Delinquent	341,929.85	5	0.03%
Total	1,219,519,787.28	25,178	100.00%

Delinquency Trigger			**5.684%**
60+ Delinquency Leases to EOP Aggregate Securitization Value			0.109%
Delinquency Trigger occurred			No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	1,991,041.46	44	13,909,248.39	280
Liquidation Proceeds	1,509,481.08		10,702,590.80	
Recoveries	195,561.22		1,900,287.27	
Principal Net Credit Loss / (Gain)	285,999.16		1,306,370.32	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	0.279%
Prior Collection Period	0.179 %
Second Prior Collection Period	0.320 %
Third Prior Collection Period	0.106 %
Four Month Average	0.221%

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   0.089%

Average Net Credit Loss / (Gain)   4,665.61

Residual Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	8,580,652.62	180	84,624,527.78	1,602
Sales Proceeds and Other Payments Received	9,587,724.32		93,731,916.58	
Residual Loss / (Gain)	(1,007,071.70)		(9,107,388.80)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(0.981)%
Prior Collection Period	(0.855%)
Second Prior Collection Period	(0.618%)
Third Prior Collection Period	(0.984%)
Four Month Average	(0.860)%

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   (0.624)%

Average Residual Loss / (Gain)   (5,685.01)